UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934





                               YM BIOSCIENCES INC.
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                                (Name of Issuer)

                           COMMON SHARES, NO PAR VALUE
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                         (Title of Class of Securities)

                                    984238105
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                                 (CUSIP Number)

                                 October 1, 2004
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

         [ ] Rule 13d-1(b)
         [X] Rule 13d-1(c)
         [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  984238105
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(1)  Names of Reporting  Persons.  I.R.S.  Identification  Nos. of Above Persons
     (entities only):

     Xmark Asset Management, LLC
     13-3954392
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(2) Check the Appropriate Box if a Member of a Group (See Instructions)  (a) ___
                                N/A                                      (b) ___

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(3)     SEC Use Only
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(4)     Citizenship or Place of Organization:  New York, United States
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Number of Shares Beneficially Owned by Each
      Reporting Person With                (5) Sole Voting Power:            **
                                           (6) Shared Voting Power:          **
                                           (7) Sole Dispositive Power:       **
                                           (8) Shared Dispositive Power:     **

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(9) Aggregate Amount Beneficially Owned by Each Reporting Person:

       1,854,100**
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(10)  Check  if  the  Aggregate  Amount in Row  (9) Excludes Certain Shares (See
      Instructions):  [X]**
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(11)    Percent of Class Represented by Amount in Row (9):  5.3%**
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(12) Type of Reporting Person (See Instructions): IA
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** Xmark Asset  Management,  LLC, a New York limited  liability company ("XAM"), serves as investment manager for each of Xmark Fund, L.P., a Delaware limited partnership ("Xmark LP"), and Xmark Fund, Ltd., a Cayman Islands exempted company ("Xmark Ltd"). In such capacity, XAM possesses the power to vote and direct the disposition of all securities held by Xmark LP and Xmark Ltd. Xmark LP and Xmark Ltd are the holders of 874,727 common shares, no par value (the
"Common  Shares"),   of  YM  BioSciences  Inc.,  a  Canadian   corporation  (the
"Company"), and 979,373 Common Shares, respectively. Xmark LP and Xmark Ltd also hold warrants (the "Xmark Warrants") which entitle Xmark LP and Xmark Ltd to purchase up to an aggregate of 93,075 Common Shares and 156,925 Common Shares, respectively, at an exercise price of Cdn. $2.50 per share (subject to adjustment as set forth in the Xmark Warrants). The Xmark Warrants are subject to beneficial ownership limitations that render the Xmark Warrants unexercisable while the holder(s) thereof beneficially own(s) more than 4.95% of the total number of Common Shares then issued and outstanding. Xmark LP and Xmark Ltd may waive such restrictions on exercise only upon 61 days' prior written notice. Thus, as of October 1, 2004, for the purposes of Reg. Section 240.13d-3, XAM may be deemed to beneficially own 1,854,100 Common Shares, or 5.3% of the Common

Shares deemed issued and outstanding as of that date. Neither the filing of this
Schedule 13G nor any of its contents shall be deemed to constitute an admission by XAM or any other person that it is the beneficial owner of any of the Common Shares underlying the Xmark Warrants for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.



Item 1(a). Name Of Issuer:  YM BioSciences Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices: Suite 400, Building
               11, 5045 Orbiter Drive, Mississauga, Ontario, Canada L4W 4Y4

Item 2(a).  Name of Person Filing:  Xmark Asset Management, LLC

Item 2(b).  Address of Principal Business Office or, if None, Residence:
            152 West 57th Street,  21st Floor, New York, New York 10019

Item 2(c). Citizenship: Xmark Asset Management, LLC is a New York limited liability company

Item 2(d).  Title of Class of  Securities:  Common  Shares, no par value

Item 2(e).  CUSIP No.:  984238105


Item  3.  If This Statement  Is  Filed  Pursuant  to   Sections 240.13d-1(b)  or
          240.13d-2(b) or (c), check whether the Person Filing is a:

          Not Applicable.

Item 4.  Ownership

         (a)  Amount Beneficially Owned (as of October 1, 2004):    1,854,100**

___________________
** Xmark Asset Management, LLC, a New York limited liability company ("XAM"), serves as investment manager for each of Xmark Fund, L.P., a Delaware limited partnership ("Xmark LP"), and Xmark Fund, Ltd., a Cayman Islands exempted company ("Xmark Ltd"). In such capacity, XAM possesses the power to vote and direct the disposition of all securities held by Xmark LP and Xmark Ltd. Xmark LP and Xmark Ltd are the holders of 874,727 common shares, no par value (the "Common Shares"), of YM BioSciences Inc., a Canadian corporation (the "Company"), and 979,373 Common Shares, respectively. Xmark LP and Xmark Ltd also hold warrants (the "Xmark Warrants") which entitle Xmark LP and Xmark Ltd to purchase up to an aggregate of 93,075 Common Shares and 156,925 Common Shares, respectively, at an exercise price of Cdn. $2.50 per share (subject to adjustment as set forth in the Xmark Warrants). The Xmark Warrants are subject to beneficial ownership limitations that render the Xmark Warrants unexercisable while the holder(s) thereof beneficially own(s) more than 4.95% of the total number of Common Shares then issued and outstanding. Xmark LP and Xmark Ltd may waive such restrictions on exercise only upon 61 days' prior written notice. Thus, as of October 1, 2004, for the purposes of Reg. Section 240.13d-3, XAM may be deemed to beneficially own 1,854,100 Common Shares, or 5.3% of the Common Shares deemed issued and outstanding as of that date. Neither the filing of this
Schedule 13G nor any of its contents shall be deemed to constitute an admission by XAM or any other person that it is the beneficial owner of any of the Common Shares underlying the Xmark Warrants for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

     (b)  Percent of Class (as of October 1, 2004):                 5.3%**


     (c) Number of Shares as to which the person has:

         (i) sole power to vote or to direct the vote                   **

         (ii) shared power to vote or to direct the vote                **

        (iii) sole power to dispose or to direct the disposition of     **

         (iv) shared power to dispose or to direct the disposition of   **


Item 5.  Ownership of Five Percent or Less of a Class

         Not Applicable.

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person

         Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

         Not Applicable.

Item 8.  Identification and Classification of Members of the Group

         Not Applicable.

Item 9.  Notice of Dissolution of Group

         Not Applicable.

Item 10. Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        October 11, 2004


                                        XMARK ASSET MANAGEMENT, LLC


                                        /s/ Mitchell D. Kaye
                                        ----------------------------------------
                                            Mitchell D. Kaye, Manager


      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)